SUPPLEMENTARY BENEFIT

CHANGE OF LIFE INSURED

This benefit is a part of your policy.

Benefit. You may change the life insured (from the “old life insured” to a “new life insured”) under your policy on or after the second Policy Anniversary of the policy. The change is subject to the following terms.

Insurable interest. You must have an insurable interest in the new life insured.

Consent. The new life insured must consent in writing to the change.

Evidence of insurability. We will require evidence which satisfies us of the new life insured’s insurability. If we do not accept the new life insured as a standard risk, we can apply an Additional Rating or refuse to allow the change.

Change date. The change date will be the beginning of the Policy Month following the date we approve the request.

Effect on policy. The change will have the following effect on the policy.

(a)	The change takes place at the change date. Before this date, the policy provides no insurance on the new life insured. After this date, the policy provides no insurance on the old life insured.

(b)	The Face Amount, Monthly Administrative Charge and any remaining Surrender Charge and Surrender Charge Period will be the same after the change date as they were before the change date.

(c)	The Policy Value will be the same immediately after the change date as it was immediately prior to the change date, unless the change would cause the policy to fail to qualify as life insurance for tax purposes. If this occurs, we will refund any premium payments that would cause this policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code of 1986, or any other equivalent section of the code, in order to cause the policy after the change to qualify as life insurance for tax purposes. If we refund any premium, the Policy Value will be reduced by the amount refunded.

(d)	Rates or charges under the policy or any applicable Supplementary Benefit that are based on the life insured’s age, sex or rate class will be adjusted to reflect the age, sex or rate class of the new life insured. Cost of Insurance rates will be based on the Attained Age of the new life insured on the change date.

(e)	Supplementary Benefits on the old life insured will be canceled as of the change date. Supplementary Benefits may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits.

(f)	Following a change of insured, the Validity and Suicide provisions of the policy will start anew as of the change date.

Change fee. We will charge a fee to cover our expenses for the change. The fee will be the same for all changes of this kind being made at the same time.

Termination. The benefit terminates on the earliest of:

(a)	The date you cease to be the owner of the policy.

(b)	Termination of this policy.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

President